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                                                                  Exhibit 19

                               UNTERBERG HARRIS
                        275 Battery Street, 29th Floor
                       San Francisco, California 94111
                      (415) 399-1500 Fax (415) 399-1113

                                                            January 27, 1994
HIGHLY CONFIDENTIAL
- ------ ------------
Mr. Pier Carlo Falotti
President and Chief Executive Officer
The ASK Group, Inc.
2440 W. El Camino Real
Mountain View, CA 94039-7640


Dear Pier Carlo:

        This letter is to confirm our understanding of the basis upon which Unterberg Harris is being engaged to provide investment banking advice and services to The ASK Group, Inc. (the "Company") in connection with the possible sale of all or part of the Company.

        1.  Services
            --------
            Unterberg Harris will be engaged as the Company's sole and exclusive financial advisor in the performance of the following functions:

            (a) Assist the Company in evaluating the business and the prospects of Delphi, including conducting business due diligence.

            (b) Provide valuation and transaction analyses of the Company, Delphi and the combined company, as appropriate.

            (c) Assist the Company in (i) structuring a Transaction, (ii) negotiating with Delphi, and (iii) carrying through to settlement any letter of intent or definitive agreement that may be reached regarding the Transaction.

            (d) Render our opinion with respect to the fairness of the consideration to be paid to the Company or its shareholders, if requested.

            (e) Assist in the preparation of any documents required to execute a Transaction and meet with shareholders of the Company, if appropriate.
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Mr. Pier Carlo Falotti
November 8, 1993
Page 2

        2.  Compensation
            ------------
            As compensation for the financial advisory work rendered by Unterberg Harris, the Company shall reimburse Unterberg Harris as follows:

            (a) A retainer fee of $100,000, payable upon the signing of this agreement, with the amount of this fee being credited against any fee incurred pursuant to Section 2(b).

            (b) In the event of a sale involving all or part of the Company, Unterberg Harris would receive compensation equal to 0.65% of the total consideration involved.

                 In calculating our fee, consideration shall include any amounts paid to holders of unexercised options or the fair market value of shares or options substituted for Company option shares. If such aggregate consideration may be increased by contingent or other payments over time, the portion of our fee relating thereto shall be calculated and paid when and as such payments are made.

            (c) The Company shall reimburse Unterberg Harris, upon billing, for its reasonable out-of-pocket expenses, including fees and disbursements of counsel incurred by Unterberg Harris in carrying out its duties under this engagement.


        3.  Indemnification
            ---------------
            The Company agrees to indemnify and hold Unterberg Harris harmless against any and all claims or liabilities arising from or relating to its performance hereunder unless our conduct has been found to constitute gross negligence or willful misconduct in a final judgment by a court of competent jurisdiction, and will reimburse Unterberg Harris for all legal and other expenses as incurred in connection therewith.

        4.  Term of the Engagement
            ----------------------
            The term of this engagement shall be six (6) months from the execution of this agreement and shall automatically renew on a month-to-month basis until terminated in writing by either party. In the event of a transaction involving the Company during the eighteen (18) months following this engagement, then Unterberg Harris shall receive the same consideration as set forth in
            Section 2(b) above.
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Mr. Pier Carlo Falotti
November 8, 1993
Page 3

If the foregoing letter is in accordance with your understanding of the terms of our engagement, please sign and return to us the enclosed duplicate hereof. We look forward to working with you on this important assignment.

                                        Very truly  yours,

                                        Unterberg Harris



                                        By: /s/ Thomas I. Unterberg
                                                Thomas I. Unterberg
                                                 Managing Director


Accepted and agreed as of the date hereof:

The ASK Group, Inc.



By:____________________________